DFC Global Corp. Announces Expiration and Results of Repurchase Option for

2.875% Senior Convertible Notes due June 27, 2027

BERWYN, PA. Dec. 31, 2012 — DFC Global Corp. (NASDAQ: DLLR) today announced the expiration and results of the option of holders of its 2.875% Senior Convertible Notes due June 27, 2027 (CUSIP 256664 AA1) (the “Notes”) to require DFC Global Corp. to repurchase all or a portion of their Notes at a purchase price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest (the “Repurchase Option”). The Repurchase Option terminated at 10:00 a.m. (New York City time) on December 31, 2012.

Notes in an aggregate principal amount of $8,605,000 were validly surrendered and repurchased pursuant to the Repurchase Option. Any Notes not repurchased pursuant to the Repurchase Option remain outstanding and continue to be subject to the terms and conditions of the Notes and the indenture governing the Notes. Following the repurchase of Notes pursuant to the Repurchase Option, an aggregate principal amount of $36,195,000 of Notes remains outstanding.

This press release is for information only and is not an offer to purchase, or the solicitation of an offer to buy, the Notes.

About DFC Global Corp.

DFC Global Corp. (NASDAQ: DLLR) (the “Company”) is a leading international diversified financial services company serving primarily unbanked and under-banked consumers who, for reasons of convenience and accessibility, purchase some or all of their financial services from the Company rather than from banks and other financial institutions. Through its over 1,400 retail storefront locations and multiple Internet, mobile phone and other remote platforms, the Company provides a variety of consumer financial products and services in nine countries across North America and Europe—the United Kingdom, Canada, the United States, Sweden, Finland, Poland, Spain, Czech Republic and the Republic of Ireland. The Company believes that its customers, many of whom receive income on an irregular basis or from multiple employers, are drawn to the range of financial services it offers, the convenience of its products, the multiple ways in which they may conduct business with the Company and its high-quality customer service.

The Company’s products and services, principally its short-term single-payment consumer loans, secured pawn loans, check cashing services and gold buying services, provide customers with immediate access to cash for living expenses or other needs. The Company strives to offer its customers additional high-value ancillary services, including Western Union® money order and money transfer products, foreign currency exchange, reloadable VISA® and MasterCard® prepaid debit cards and electronic tax filing. In addition to its core retail products, the Company also provides fee-based services in the United States to enlisted military personnel applying for loans to purchase new and used vehicles that are funded and serviced under agreements with third-party lenders through the Company’s branded Military Installment Loan and Education Services, or MILES® program.

The Company’s networks of retail locations in the United Kingdom and Canada are the largest of their kind by revenue in each of those countries. The Company believes it is also the largest pawn lender in Europe by loan portfolio. At September 30, 2012, the Company’s global retail operations consisted of 1,429 retail storefront locations, of which 1,385 are company-owned stores, conducting business primarily under the names The Money Shop®, Money Mart®, Insta-Cheques®, Suttons and Robertsons®, The Check Cashing Store®, Sefina®, Helsingin PanttiSM, Optima®, MoneyNow!®, and Super Efectivo®. In addition to its retail stores, the Company also offers Internet-based short-term single-payment consumer loans in the United Kingdom primarily under the brand names Payday Express® and PaydayUK®, in Canada under the Money Mart name, in Finland, Sweden, Poland and Czech Republic under the Risicum®, OK Money® and MoneyNow!® brand names. For more information, please visit the Company’s website at www.dfcglobalcorp.com.

SOURCE: DFC Global Corp.

FTI Consulting

Julie Prozeller / Amy Pesante, 212-850-5600